l:\secfiles\11_k\hac_94\t&s_plan.doc10

                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549-1004
                                      FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the fiscal year ended November 30, 1994
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-4663
                       -------

                     HUGHES AIRCRAFT COMPANY SALARIED EMPLOYEES'
                               THRIFT AND SAVINGS PLAN

                HUGHES AIRCRAFT COMPANY CALIFORNIA HOURLY EMPLOYEES'
                               THRIFT AND SAVINGS PLAN

                HUGHES AIRCRAFT COMPANY TUCSON BARGAINING EMPLOYEES'
                               THRIFT AND SAVINGS PLAN

                           HUGHES THRIFT AND SAVINGS PLAN

                               Hughes Aircraft Company
                                 7200 Hughes Terrace
                            Los Angeles, California 90045
                       --------------------------------------
                       (Full titles and address of the plans)

                             General Motors Corporation
                   767 Fifth Avenue, New York, New York 10153-0075
                 3044 West Grand Blvd., Detroit, Michigan 48202-3091
                 ---------------------------------------------------
                 (Name of issuer of the securities held pursuant to
                          the plans and the address of its
                            principal executive offices)


Registrant's telephone number, including area code (313) 556-5000

          Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                                                James H. Humphrey
                                                Chief Accounting Officer
                                                General Motors Corporation
                                                3044 West Grand Blvd.
                                                Detroit, Michigan 48202-3091

FINANCIAL STATEMENTS AND EXHIBITS
---------------------------------


(a)   FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES
      ------------------------------------------------------

      Hughes Aircraft Company Salaried Employees' Thrift and Savings Plan ("Salaried"), Hughes Aircraft Company California Hourly Employees' Thrift and Savings Plan ("California Hourly"), Hughes Aircraft Company Tucson Bargaining Employees' Thrift and Savings Plan ("Tucson Bargaining"), and Hughes Thrift and Savings Plan ("Thrift and Savings") (collectively, the "Hughes Aircraft Company Employees' Thrift and Savings Plans" or the "Plans").

                                                                  Page No.
                                                                  --------

      Independent Auditors' Report...............................     7

      Financial Statements:
      --------------------

      Statement of Net Assets Available for Benefits by Plan as of
        November 30, 1994 and 1993.................                   8

      Statement of Changes in Net Assets Available for Benefits
        by Plan for the years ended November 30, 1994 and 1993.....   9

      Notes to Financial Statements................................  10


      Supplemental Schedules Omitted
      ------------------------------

      Supplemental schedules are omitted because of the absence of conditions under which they are required.

(b)   EXHIBITS
      --------

      Exhibit 23 - Consent of Independent Auditors.................  17

                                      SIGNATURE

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes Aircraft Company Salaried Employees' Thrift and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 Hughes Aircraft Company
                                               Salaried Employees' Thrift
                                                    and Savings Plan
                                               --------------------------
                                                     (Name of Plan)


Date:  May 24, 1995                  By


                                               s/T. G. Westerman
                                               -----------------------
                                                  (T. G. Westerman,
                                               Chairman, Administrative
                                                      Committee)

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes Aircraft Company California Hourly Employees' Thrift and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                  Hughes Aircraft Company
                                               California Hourly Employees'
                                                  Thrift and Savings Plan
                                               --------------------------
                                                     (Name of Plan)


Date:  May 24, 1995                  By


                                               s/T. G. Westerman
                                               ------------------------
                                                  (T. G. Westerman,
                                               Chairman, Administrative
                                                      Committee)

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes Aircraft Company Tucson Bargaining Employees' Thrift and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                  Hughes Aircraft Company
                                               Tucson Bargaining Employees'
                                                  Thrift and Savings Plan
                                               --------------------------
                                                     (Name of Plan)


Date:  May 24, 1995                  By


                                               s/T. G. Westerman
                                               ------------------------
                                                  (T. G. Westerman,
                                               Chairman, Administrative
                                                      Committee)

                                SIGNATURE (concluded)

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes Thrift and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               Hughes Thrift and Savings Plan
                                               ------------------------------
                                                        (Name of Plan)


Date:  May 24, 1995                  By


                                               s/T. G. Westerman
                                               ------------------------
                                                  (T. G. Westerman,
                                               Chairman, Administrative
                                                      Committee)

INDEPENDENT AUDITORS' REPORT
----------------------------

Hughes Aircraft Company Employees' Thrift and Savings Plans:

We have audited the accompanying statements of net assets available for benefits of the Hughes Aircraft Company Salaried Employees' Thrift and Savings Plan, the Hughes Aircraft Company California Hourly Employees' Thrift and Savings Plan, the Hughes Aircraft Company Tucson Bargaining Employees' Thrift and Savings Plan, and the Hughes Thrift and Savings Plan (the Plans) as of November 30, 1994 and 1993 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plans at November 30, 1994 and 1993 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.





s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Los Angeles, California
May 16, 1995

                               HUGHES AIRCRAFT COMPANY
                         EMPLOYEES' THRIFT AND SAVINGS PLANS
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY PLAN

NOVEMBER 30, 1994

                                                          THRIFT
                                   CALIFORNIA   TUCSON      AND
                         SALARIED    HOURLY   BARGAINING  SAVINGS   TOTAL
                        ---------- ---------- ----------  ------- ----------
                                       (Dollars in Thousands)

INVESTMENT IN HUGHES
MASTER TRUST:
  Equity Fund          $1,107,914     $42,548    $13,314   $3,453 $1,167,229
  Fixed Income Fund     1,006,664      56,085     15,206    2,339  1,080,294
  Class H Common
    Stock Fund            396,136      13,566      7,365    4,262    421,329
  Balanced Fund           304,176       7,375      1,717    1,606    314,874
  Loan Fund               114,306       9,162      4,101      483    128,052
                        ----------   --------    -------  ------- ----------
TOTAL                   2,929,196     128,736     41,703   12,143  3,111,778

CONTRIBUTIONS
RECEIVABLE:
  Employee                 11,672         674        273      184     12,803
  Employer                  4,028         458        191       55      4,732
                        ----------   --------    -------  ------- ----------
NET ASSETS AVAILABLE
  FOR BENEFITS         $2,944,896    $129,868    $42,167  $12,382 $3,129,313
                        ==========   ========    =======  ======= ==========




NOVEMBER 30, 1993

INVESTMENT IN HUGHES
MASTER TRUST:
  Equity Fund          $1,099,781     $42,736    $11,710   $2,718 $1,156,945
  Fixed Income Fund     1,013,101      56,584     14,166    1,816  1,085,667
  Class H Common
    Stock Fund            391,500      12,040      6,750    4,044    414,334
  Balanced Fund           316,987       7,294      1,424    1,344    327,049
  Loan Fund               119,397       9,321      3,867      237    132,822
                        ----------   --------    -------  ------- ----------
TOTAL                   2,940,766     127,975     37,917   10,159  3,116,817

CONTRIBUTIONS
RECEIVABLE:
  Employee                 14,704       1,220        451      204     16,579
  Employer                  4,922         814        327       69      6,132
                        ----------   --------    -------  ------- ----------
NET ASSETS AVAILABLE
  FOR BENEFITS         $2,960,392    $130,009    $38,695  $10,432 $3,139,528
                        ==========   ========    =======  ======= ==========




See notes to financial statements.

                               HUGHES AIRCRAFT COMPANY
                         EMPLOYEES' THRIFT AND SAVINGS PLANS
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY PLAN

FOR THE YEAR ENDED NOVEMBER 30, 1994
                                                          THRIFT
                                   CALIFORNIA   TUCSON      AND
                         SALARIED    HOURLY   BARGAINING  SAVINGS   TOTAL
                        ---------- ---------- ----------  ------- ----------
                                       (Dollars in Thousands)
INVESTMENT ACTIVITIES:
  Net investment income from
    the Master Trust      $13,713      $1,911       $239    ($317)   $15,546
                        ----------   --------    -------  ------- ----------

OTHER ACTIVITIES INCREASE
(DECREASE):
  Employee contributions  152,193       8,804      3,292    2,338    166,627
  Employer contributions   52,238       5,953      2,299      826     61,316
  Benefit payments       (233,640)    (16,809)    (2,358)    (897)  (253,704)
                        ----------   --------    -------  ------- ----------

INCREASE (DECREASE)       (29,209)     (2,052)     3,233    2,267    (25,761)
                        ----------   --------    -------  ------- ----------

INCREASE (DECREASE) IN
  NET ASSETS AVAILABLE
  FOR BENEFITS            (15,496)       (141)     3,472    1,950    (10,215)

NET ASSETS AVAILABLE
  FOR BENEFITS, BEGINNING
  OF PERIOD             2,960,392     130,009     38,695   10,432  3,139,528
                        ----------   --------    -------  ------- ----------

NET ASSETS AVAILABLE
  FOR BENEFITS, END
  OF PERIOD            $2,944,896    $129,868    $42,167  $12,382 $3,129,313
                        ==========   ========    =======  ======= ==========

FOR THE YEAR ENDED NOVEMBER 30, 1993

INVESTMENT ACTIVITIES:
  Net investment income from
    the Master Trust     $341,756     $11,631     $4,560   $1,949   $359,896
                        ----------   --------    -------  ------- ----------

OTHER ACTIVITIES INCREASE
(DECREASE):
  Employee contributions  171,721      12,450      2,786    2,623    189,580
  Employer contributions   54,985       8,098      2,025      891     65,999
  Benefit payments       (198,366)    (17,841)    (2,281)    (965)  (219,453)
                        ----------   --------    -------  ------- ----------
INCREASE                   28,340       2,707      2,530    2,549     36,126
                        ----------   --------    -------  ------- ----------

INCREASE IN NET ASSETS
  AVAILABLE FOR
  BENEFITS                370,096      14,338      7,090    4,498    396,022

NET ASSETS AVAILABLE
  FOR BENEFITS, BEGINNING
  OF PERIOD             2,590,296     115,671     31,605    5,934  2,743,506
                        ----------   --------    -------  ------- ----------

NET ASSETS AVAILABLE
  FOR BENEFITS, END
  OF PERIOD            $2,960,392    $130,009    $38,695  $10,432 $3,139,528
                        ==========   ========    =======  ======= ==========

See notes to financial statements.

                               HUGHES AIRCRAFT COMPANY
                         EMPLOYEES' THRIFT AND SAVINGS PLANS
                            NOTES TO FINANCIAL STATEMENTS
NOTE 1.  GENERAL

The accompanying financial statements are comprised of the accounts of the Hughes Aircraft Company (the Company or Hughes) Salaried Employees' Thrift and Savings Plan (the Salaried Plan), the California Hourly Employees' Thrift and Savings Plan (the California Hourly Plan), the Tucson Bargaining Employees' Thrift and Savings Plan (the Tucson Bargaining Plan), and the Hughes Thrift and Savings Plan (the Thrift and Savings Plan) (collectively, the Plans). The Plans are administered by Administrative Committees whose members are appointed by the Company. The Trustee of the Plans is Bankers Trust Company (Bankers Trust). The Company is a wholly owned subsidiary of Hughes Electronics Corporation (formerly GM Hughes Electronics Corporation), itself a wholly owned subsidiary of General Motors Corporation. Effective March 29, 1995, the Plans' sponsor was changed from Hughes Aircraft Company to Hughes Electronics Corporation. Additional Plan information is provided to the participants by the Company in the form of Summary Annual Reports.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plans participate in the Hughes Aircraft Company Savings Plan Master Trust (the Master Trust). The Plans' investments in the Master Trust are presented at estimated fair value, which has been determined based on the fair value of the investments of the Master Trust.

The Plans' expenses are paid by either the Plans or Hughes, as provided by the plan documents.

The Internal Revenue Service has ruled that the Plans are qualified under
Section 401 of the Internal Revenue Code (the Code) and are, therefore, not subject to Federal income taxes under present income tax laws. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements. Contributions by participants made on a "pre-tax" basis, the Company's matching contributions, and the earnings thereon are not subject to Federal income taxes to the participants until distributed from the Plans.


NOTE 3.  PLAN PARTICIPATION

All employees of the Company and its domestic subsidiaries are eligible to participate in the respective Plans after ninety days of continuous employment. The Plans provide that eligible employees electing to become participants may contribute amounts within specified ranges through payroll deductions. The Company contributes to the Class H Common Stock Fund an amount equal to 100% of the individual employee's contribution up to the first 3% of the employee's compensation, subject to certain limitations (except for the Thrift and Savings Plan which requires a 50% contribution up to the first 6% of employee's compensation). For employees in the Tucson Bargaining Plan and the California Hourly Plan, the Company will continue to match additional employee contributions above 3% and up to 7% of qualifying compensation at the 75% level and this portion of the Company's matching contribution may be allocated to the various funds at the discretion of the employee. Except for the Thrift and Savings Plan, the Company match contributed to the Class H Common Stock Fund cannot be transferred for two full plan years after the contribution.

Participants in the Salaried Plan, the California Hourly Plan, and the Tucson Bargaining Plan, are generally vested in the Company's contributions after two full plan years and become fully vested after five years of service. Participants in the Thrift and Savings Plan are vested in the Company's contributions after five years of service. Forfeited Company contributions are used to reduce future Company contributions to the Plans.

                               HUGHES AIRCRAFT COMPANY
                         EMPLOYEES' THRIFT AND SAVINGS PLANS

The Company reserves the right to terminate the Plans at anytime. Upon such termination, the participants' rights to the Company's contributions vest immediately and the account balances are to be fully paid to the participants.

NOTE 4.  PARTICIPANT LOANS

Effective during fiscal year 1994, all plans allow participants to borrow from their vested account balances, subject to certain limitations. The loans bear interest at the Bank of America, N.T. & S.A. prime rate plus 1% (which is fixed at the inception of the loan) and maturities may not exceed four years.

The loans (which are accounted for in the Loan Fund) are deducted from the participants' vested account balances based on their investment elections with respect to the funds described in Note 6. Loan repayments are credited to the participants' accounts in the same manner.

NOTE 5.  BENEFITS TO WITHDRAWING PARTICIPANTS

Net assets available for benefits include the following amounts which will be paid to participants who are withdrawing from the Plans:

  Plan                                          1994          1993
------------------------                     -------       -------
                                            (Dollars in Thousands)

Salaried                                     $49,983       $44,397
California Hourly                              2,087         1,448
Tucson Bargaining                              1,236           493
Thrift and Savings                                97            42
                                             -------       -------
  Total                                      $53,403       $46,380
                                             =======       =======

NOTE 6.  INFORMATION CONCERNING THE MASTER TRUST

The Master Trust was created pursuant to a trust agreement between Hughes and Bankers Trust, as trustee of the funds, to permit the commingling of trust assets of the Plans and certain other employee benefit plans of the Company, for investment and administrative purposes. Each participating employee benefit plan has an interest in the net assets of the Master Trust and changes therein. Investments of the Master Trust are managed by independent investment advisors, with the exception of one account in the Fixed Income Fund managed directly by a subsidiary of the Company (with asset values at November 30, 1994 and 1993 of approximately $738,613,000 and $761,356,000, respectively). Investment management fees paid by the Plans to the subsidiary for the account it manages were as follows:

  Plan                                          1994          1993
----------------------------------              ----          ----
                                             (Dollars in Thousands)

Salaried                                        $436          $456
California Hourly                                 24            25
Tucson Bargaining                                  7             7
Thrift and Savings                                 1             1
                                                ----          ----
  Total investment management fees              $468          $489
                                                ====          ====

The Master Trust is composed of five funds: the Equity Fund, which invests primarily in equity securities; the Fixed Income Fund, which invests in certificates of deposit, short-term corporate debt and government securities, and contracts with insurance companies providing a guarantee of principal (backed by assets of the insurance company) and a specified rate of interest; the Balanced Fund, consisting primarily of investments in Equity and Debt

                               HUGHES AIRCRAFT COMPANY
                         EMPLOYEES' THRIFT AND SAVINGS PLANS

Index Funds managed by Mellon Capital; the Class H Common Stock Fund, which invests in or holds shares of GM Class H Common Stock; and the Loan Fund, representing outstanding loans from employees who are participants in the Plans. The Plans' participation in the Master Trust is based upon the participant units and fund values (described below) of the employees in the Plans. The investment return of the Master Trust is allocated to the participating plans on the relative proportion of each plan's net assets available for benefits in each fund.

Significant Accounting Policies
-------------------------------

Short-term investment funds and certificates of deposit are stated at cost, which approximates fair value. Investments in contracts with insurance companies are carried at contract value, which approximates fair value. Securities, except short-term fixed income obligations (obligations having maturities of less than one year), are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the period or, for listed securities having no sales reported and for unlisted securities, upon last-reported bid prices on that date. Short-term fixed income obligations are stated at amortized cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Dividends declared but not received are accrued on the ex-dividend date. Interest income is recognized on the accrual basis.

Participants may elect to have their contributions invested in proportionate shares of each such fund. The assets of the Trust are held by Bankers Trust.

Participant Units and Fund Values
---------------------------------

The value of a participant's interest in the Equity Fund, the Fixed Income Fund, and the Balanced Fund is determined according to the participant's units of ownership in the fund. The value of a participant's interest in the Class H Common Stock Fund is determined according to participant shares of such stock. Unit and share values are determined on a monthly basis and vary depending on the net asset values of the respective funds. The value of a participant's interest in the Loan Fund is determined according to the net amount of borrowings outstanding for the participant.

The following schedules summarize the assets, investment income, and participant unit data of the Master Trust.


                                                           HUGHES AIRCRAFT COMPANY
                                                     EMPLOYEES' THRIFT AND SAVINGS PLANS

a) ASSETS OF THE MASTER TRUST

NOVEMBER 30, 1994

                                  FIXED     CLASS H
                       EQUITY    INCOME      COMMON  BALANCED   LOAN
                        FUND      FUND       STOCK     FUND     FUND      TOTAL
                      --------  ----------  -------  -------- --------  ----------
                                       (Dollars in Thousands)
INVESTMENTS:
  Short-term
    investment funds  $123,502    $294,174   $3,976   $3,811    $    -    $425,463
  Certificates
    of deposit               -      42,986        -        -         -      42,986
  Short-term United
    States Government
    obligations          3,000      29,014        -        -         -      32,014
  Long-term United
    States Government
    obligations          1,455           -        -        -         -       1,455
  Short-term corporate
    obligations              -     597,685        -        -         -     597,685
  Long-term corporate
    obligations         11,936           -        -        -         -      11,936
  Common stock         684,286      11,680        -        -         -     695,966
  Common Stock-
    GM Class H               -           -  411,925        -         -     411,925
  Pooled investments   333,203           -        -  312,978         -     646,181
  Preferred stock        5,150           -        -        -         -       5,150
  Insurance contracts        -      96,097        -        -         -      96,097
  Loan receivable
    from participants        -           -        -        -   130,868     130,868
                    ----------  ---------- --------  -------- --------  ----------
      Total
        investments  1,162,532   1,071,636  415,901  316,789   130,868   3,097,726
  Dividends and
    interest receivable  2,137       7,435    2,470       33         -      12,075
  Receivable for
    securities sold      6,504           -        -        -         -       6,504
  Interfund accounts       678       1,891    1,059    (893)   (2,735)           -
  Payable for securi-
    ties purchased     (2,874)           -        -  (1,238)         -     (4,112)
  Other                  5,516       3,815    6,931    2,696         -      18,958
                    ----------  ---------- --------  --------  -------  ----------
NET ASSETS OF THE
  MASTER TRUST      $1,174,493  $1,084,777 $426,361 $317,387  $128,133  $3,131,151
                    ==========  ========== ========  ======== ========  ==========

NET ASSETS OF THE
  MASTER TRUST
  BY PLAN:
  Salaried          $1,113,565  $1,009,733 $401,037 $306,255  $114,306  $2,944,896
  California Hourly     42,891      56,790   13,633    7,392     9,162     129,868
  Tucson Bargaining     13,524      15,517    7,327    1,698     4,101      42,167
  Thrift and Savings     3,507       2,373    4,363    1,655       483      12,381
  Other                  1,006         364        1      387        81       1,839
                    ----------  ---------- --------  -------- --------  ----------
TOTAL               $1,174,493  $1,084,777 $426,361 $317,387  $128,133  $3,131,151
                    ==========  ========== ========  ======== ========  ==========

                                                           HUGHES AIRCRAFT COMPANY
                                                     EMPLOYEES' THRIFT AND SAVINGS PLANS

a) ASSETS OF THE MASTER TRUST

NOVEMBER 30, 1993
                                  FIXED     CLASS H
                       EQUITY    INCOME      COMMON  BALANCED   LOAN
                        FUND      FUND       STOCK     FUND     FUND      TOTAL
                      --------  ----------  -------  -------- --------  ----------
                                       (Dollars in Thousands)
INVESTMENTS:
  Short-term
    investment funds   $63,288    $148,257   $6,857  $33,252        $-    $251,654
  Certificates
    of deposit           3,608     154,804        -        -         -     158,412
  Short-term United
    States Government
    obligations              -      45,907        -    1,152         -      47,059
  Short-term corporate
    obligations              -     591,544        -        -         -     591,544
  Long-term corporate
    obligations          1,392           -        -        -         -       1,392
  Common stock         760,327           -        -        -         -     760,327
  Common Stock-
    GM Class H               -           -  401,747        -         -     401,747
  Pooled investments   321,007           -        -  289,950         -     610,957
  Preferred stock        1,787           -        -        -         -       1,787
  State and municipal
    securities               -      33,000        -        -         -      33,000
  Insurance contracts        -     111,348        -        -         -     111,348
  Loan receivable
    from participants        -           -        -        -   129,355     129,355
  Other investments        890           -        -        -         -         890
                    ----------  ---------- --------  -------- --------  ----------
      Total
        investments  1,152,299   1,084,860  408,604  324,354   129,355   3,099,472
  Dividends and
    interest receivable  1,785       7,701    1,936       48         -      11,470
  Receivable for
    securities sold      8,886           -        -        -         -       8,886
  Interfund accounts     2,716     (6,677)    (641)    2,876     1,726           -
  Payable for securi-
    ties purchased     (8,090)           -        -  (4,704)         -    (12,794)
  Other                  (330)        (26)    4,435    4,577     1,746      10,402
                      --------  ---------- --------  -------- --------  ----------
NET ASSETS OF THE
  MASTER TRUST      $1,157,266  $1,085,858 $414,334 $327,151  $132,827  $3,117,436
                    ==========  ========== ========  ======== ========  ==========

NET ASSETS OF THE
  MASTER TRUST
  BY PLAN:
  Salaried          $1,099,781  $1,013,101 $391,500 $316,987  $119,397  $2,940,766
  California Hourly     42,736      56,584   12,040    7,294     9,321     127,975
  Tucson Bargaining     11,710      14,166    6,750    1,424     3,867      37,917
  Thrift and Savings     2,718       1,816    4,044    1,344       237      10,159
  Other                    321         191        -      102         5         619
                      --------  ---------- --------  -------- --------  ----------
TOTAL               $1,157,266  $1,085,858 $414,334 $327,151  $132,827  $3,117,436
                    ==========  ========== ========  ======== ========  ==========



                                                           HUGHES AIRCRAFT COMPANY
                                                     EMPLOYEES' THRIFT AND SAVINGS PLANS

b) MASTER TRUST INVESTMENT INCOME

FOR THE YEAR ENDED NOVEMBER 30, 1994
                                    FIXED   CLASS H
                         EQUITY    INCOME    COMMON  BALANCED    LOAN
                          FUND      FUND     STOCK     FUND      FUND      TOTAL
                        --------  --------  -------  --------   ------   ---------
                                        (Dollars in Thousands)
INVESTMENT INCOME AND
EXPENSES:
  Interest and other
    income              $31,901    $56,544     $321  $22,456    $8,540    $119,762
  Dividends              12,776          -    9,297        -         -      22,073
  Net change in
    fair value
    of investments     (29,254)   (11,015) (49,562) (29,481)         -   (119,312)
  Investment management
    and trustee fees    (3,345)    (1,539)    (280)  (1,808)         -     (6,972)
                        --------   ------- --------   -------   ------    --------
NET INVESTMENT INCOME   $12,078    $43,990($40,224) ($8,833)    $8,540     $15,551
                        ========   ======= ========   =======   ======    ========



FOR THE YEAR ENDED NOVEMBER 30, 1993

INVESTMENT INCOME AND
EXPENSES:
  Interest and other
    income              $33,350    $53,046     $205  $21,311    $8,612    $116,524
  Dividends              12,390          -    7,106        -         -      19,496
  Net change in
    fair value
    of investments       73,281   (10,320)  150,575   16,503         -     230,039
  Investment management
    and trustee fees    (3,045)    (1,401)    (164)  (1,546)         -     (6,156)
                        --------   ------- --------   -------   ------    --------
NET INVESTMENT INCOME  $115,976    $41,325 $157,722  $36,268    $8,612    $359,903
                        ========   ======= ========   =======   ======    ========



                               HUGHES AIRCRAFT COMPANY
                         EMPLOYEES' THRIFT AND SAVINGS PLANS

c)PARTICIPANT UNIT DATA

FOR THE YEAR ENDED NOVEMBER 30, 1994

                                            FIXED    CLASS H
                                 EQUITY    INCOME     COMMON  BALANCED
                                  FUND      FUND      STOCK     FUND
                                --------  --------   -------  --------
                                          (Units in Thousands)
Quarter ending February 28
  Number of units outstanding   124,702    200,377    11,217    44,196
  Net asset value per unit       $9.569    $5.272    $37.345    $7.529

Quarter Ending May 31
  Number of units outstanding   125,321    199,153    11,612    44,651
  Net asset value per unit       $9.267    $5.320    $35.435    $7.286

Quarter Ending August 31
  Number of units outstanding   126,784    197,253    12,055    44,308
  Net asset value per unit       $9.580    $5.379    $36.383    $7.528

Quarter Ending November 30
  Number of units outstanding   126,364    198,375    12,457    43,506
  Net asset value per unit       $9.256    $5.444    $33.560    $7.276




FOR THE YEAR ENDED NOVEMBER 30, 1993

Quarter ending February 28
  Number of units outstanding   125,387    220,832     9,504    38,490
  Net asset value per unit       $8.350    $5.085    $25.316    $6.952

Quarter Ending May 31
  Number of units outstanding   126,182    216,683    10,097    40,317
  Net asset value per unit       $8.716    $5.131    $28.506    $7.066

Quarter Ending August 31
  Number of units outstanding   125,795    213,582    10,588    41,895
  Net asset value per unit       $9.067    $5.179    $34.196    $7.493

Quarter Ending November 30
  Number of units outstanding   125,403    205,053    11,009    43,511
  Net asset value per unit       $9.163    $5.224    $37.673    $7.477













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